Exhibit 99.1

WNS Announces Fiscal 2020 Fourth Quarter and Full Year Earnings

NEW YORK, NY and MUMBAI, INDIA, April 23, 2020 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced results for the fiscal 2020 fourth quarter and full year ended March 31, 2020.

Highlights – Fiscal 2020 Fourth Quarter:

GAAP Financials

•  Revenue of $248.3 million, up 18.0% from $210.5 million in Q4 of last year and up 3.8% from $239.2 million last quarter

•  Profit of $29.5 million, compared to $29.7 million in Q4 of last year and $30.9 million last quarter

•  Diluted earnings per ADS of $0.57, compared to $0.57 in Q4 of last year and $0.60 last quarter

Non-GAAP Financial Measures*

•  Revenue less repair payments of $235.8 million, up 14.1% from $206.6 million in Q4 of last year and up 3.3% from $228.2 million last quarter

•  Adjusted Net Income (ANI) of $42.4 million, compared to $37.8 million in Q4 of last year and $40.9 million last quarter

•  Adjusted diluted earnings per ADS of $0.82, compared to $0.73 in Q4 of last year and $0.80 last quarter

Other Metrics

•  Added 11 new clients in the quarter, expanded 16 existing relationships

•  Days sales outstanding (DSO) at 31 days

•  Global headcount of 44,292 as of March 31, 2020

Highlights – Fiscal 2020 Full Year:

GAAP Financials

•  Revenue of $928.3 million, up 14.7% from $809.1 million in fiscal 2019

•  Profit of $116.8 million, compared to $105.4 million in fiscal 2019

•  Diluted earnings per ADS of $2.24, compared to $2.02 in fiscal 2019

Non-GAAP Financial Measures*

•  Revenue less repair payments of $896.2 million, up 12.9% from $794.0 million in fiscal 2019

•  Adjusted Net Income (ANI) of $161.4 million, compared to $140.4 million in fiscal 2019

•  Adjusted diluted earnings per ADS of $3.10, compared to $2.69 in fiscal 2019

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the fourth quarter was $248.3 million, representing an 18.0% increase versus Q4 of last year and a 3.8% increase from the previous quarter. Revenue less repair payments* in the fourth quarter was $235.8 million, an increase of 14.1% year-over-year and 3.3% sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal fourth quarter grew 14.8% versus Q4 of last year and 3.8% sequentially. Both year-over-year and quarter-over-quarter, fiscal Q4 revenue improvement was broad-based across key verticals, services, and geographies. This favorability was partially offset by impacts from the COVID-19 pandemic discussed below which reduced Q4 revenue by $5.5 million, and by currency movements net of hedging.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Profit in the fiscal fourth quarter was $29.5 million, as compared to $29.7 million in Q4 of last year and $30.9 million in the previous quarter. In Q4, the company recorded a non-recurring impairment charge of $4.1 million for the remaining goodwill balance of the WNS AutoClaims business. The company believes this impairment charge was necessary given changes in the demand environment for AutoClaims services. Year-over-year, profit favorability was driven by revenue growth, hedging gains net of currency movements, improved seat utilization, and a lower effective tax rate. These benefits were partially offset by the impact of the COVID-19 pandemic, annual wage increases, goodwill impairment, reduced productivity, higher share-based compensation expense, and the adoption of IFRS 16 lease accounting. Sequentially, Q4 profit decreased as a result of the impacts from the COVID-19 pandemic and goodwill impairment. These headwinds more than offset favorability from revenue growth, hedging gains net of currency movements, a lower effective tax rate, and higher interest income. The COVID-19 pandemic impact on Q4 and full year profit was $5.4 million.

Adjusted net income (ANI)* in Q4 was $42.4 million, up $4.5 million as compared to Q4 of last year and up $1.4 million from the previous quarter. Explanations for the ANI* movements on a year-over-year and sequential basis are the same as described for GAAP profit above with the exception of goodwill impairment, share-based compensation, and associated tax impacts, which are excluded from ANI*.

From a balance sheet perspective, WNS ended Q4 with $302.7 million in cash and investments and $33.4 million of debt. In the fourth quarter, the company generated $68.6 million in cash from operations, incurred $4.6 million in capital expenditures, including $1.7 million for the purchase of desktops and laptops related to COVID-19 “work from home” delivery, and made scheduled debt payments of $14.2 million. Fourth quarter days sales outstanding were 31 days, as compared to 30 days reported in Q4 of last year and 30 days in the previous quarter.

“For the full fiscal year 2020, WNS grew revenue less repair payments* by 13.8% on a constant currency* basis, delivered an adjusted operating margin of 22.7%, expanded adjusted diluted earnings* per ADS by 15.5% to $3.10, and increased our net cash* position by $94.8 million,” said Keshav Murugesh, WNS’s Chief Executive Officer. “While we closed the year with solid fourth quarter and full year performance, we enter fiscal 2021 in a challenging, uncertain, and rapidly changing environment. In this difficult time, WNS is focused on ensuring the health and safety of our more than 44,000 global employees and on servicing the needs of our clients. While we understand that our financial performance in fiscal 2021 will be impacted by the COVID-19 pandemic, our goal is to manage what is within our control, continue to invest and innovate, and remain focused on the long-term BPM opportunity. WNS firmly believes that when this pandemic is behind us, we will return to a healthy environment for BPM services.”

COVID-19

The COVID-19 pandemic is having a significant impact on the global economy, our client’s businesses, and on WNS’s operations, financials, and visibility. Revenue is currently being pressured by declining client volumes, delays in new business ramps, and regional lockdowns which impact service delivery. In addition, we are also receiving client requests for price reductions, discounts, and extended payment terms. WNS is actively working to understand our client’s changing requirements, adapt delivery to a “work from home” model, ensure data security, prioritize critical processes, adjust service levels, and manage costs. The company is now able to deliver over 80% of our client’s current requirements, with ongoing improvement expected over the next few months. The adverse impact of COVID-19 on fiscal Q4 2020 financials was limited to a ramp-down in the second half of March. As a result, WNS expects a much greater financial and operational impact on fiscal Q1 2021 and potentially subsequent quarters. Based on today’s delivery capacity and client volumes, WNS estimates that Q1 revenue less repair payments* will decline approximately 15% year-over-year. At this revenue level, the company would expect low to mid-single digit adjusted net income margin* for the quarter. These numbers could significantly change over the next few months as delivery capacity, client volumes, and pricing discussions evolve. The magnitude of the impact to Q1 and full year financial performance will be a function of how long the COVID-19 pandemic lasts on a global basis, and how long it takes our client’s businesses to stabilize and recover.

Fiscal 2021 Guidance

“Based on the volatility and lack of visibility stemming from the COVID-19 pandemic and the associated impacts on WNS’s and our client’s businesses, the company has temporarily suspended our annual guidance. WNS will continue to monitor the COVID-19 situation and plans to resume guidance when visibility improves. In the meantime, we enter the fiscal year in a strong financial position with $269 million in net cash*, $64 million in unused lines of credit, and a business model with low capital requirements and operating cost flexibility,” said Sanjay Puria, WNS’s Chief Financial Officer.

Conference Call

WNS will host a conference call on April 23, 2020 at 8:00 am (Eastern) to discuss the company’s quarterly results. To access the call in “listen-only” mode, please join live via the company’s investor relations website at ir.wns.com. For call participants, please use the following details: US dial-in +1-888-656-9018; international dial-in +1-503-343-6030; participant passcode 3396826. A replay will be available for one week following the call at +1-855-859-2056; international dial-in +1-404-537-3406; passcode 3396826, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally led transformational solutions with over 375 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer interaction services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of March 31, 2020, WNS had 44,292 professionals across 61 delivery centers worldwide including facilities in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, express or implied forward-looking statements relating to our expectations regarding the impact of the COVID-19 pandemic on our business, our cost structure, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2021 first quarter commentary, future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions, including the impact of the COVID-19 pandemic on our business operations and future growth; political or economic instability in the jurisdictions where we have operations; our dependence on a limited number of clients in a limited number of industries; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; telecommunications or technology disruptions; our ability to attract and retain clients; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; negative public reaction in the US or the UK to offshore outsourcing; our ability to collect our receivables from, or bill our unbilled services to our clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey EVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended			Year ended
	Mar 31, 2020	Mar 31, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2019
Revenue	$248.3	$210.5	$239.2	$928.3	$809.1
Cost of revenue	158.4	131.1	150.0	583.9	518.2

Gross profit	90.0	79.4	89.2	344.3	290.9
Operating expenses:
Selling and marketing expenses	15.2	11.3	13.0	52.8	44.6
General and administrative expenses	32.4	31.3	33.5	128.6	115.3
Foreign exchange loss / (gain), net	(1.3)	0.5	(0.2)	(3.4)	(4.5)
Impairment of Goodwill	4.1	—	—	4.1	—
Amortization of intangible assets	3.8	3.9	4.0	15.7	15.8

Operating profit	35.8	32.3	38.9	146.6	119.8

Other income, net	(4.0)	(4.6)	(3.5)	(14.4)	(14.6)
Finance expense(1)	4.0	0.7	4.2	17.0	3.2

Profit before income taxes	35.7	36.2	38.2	144.0	131.2
Income tax expense	6.2	6.5	7.3	27.2	25.7

Profit after tax	$29.5	$29.7	$30.9	$116.8	$105.4

Earnings per share of ordinary share
Basic	$0.59	$0.59	$0.62	$2.35	$2.10
Diluted	$0.57	$0.57	$0.60	$2.24	$2.02

Note:

(1)

On account of adoption of IFRS 16 ‘Leases’ effective April 1, 2019, interest expense on lease liabilities amounted to $3.6 million, $14.8 million and $3.6 million, respectively during the three months and twelve months ended March 31, 2020 respectively and December 31, 2019.

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Mar 31, 2020	As at Mar 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$96.9	$85.4
Investments	125.6	67.9
Trade receivables, net	89.8	73.9
Unbilled revenue	58.0	66.8
Funds held for clients	15.8	7.1
Derivative assets	13.2	13.4
Contract assets	7.5	4.2
Prepayments and other current assets	22.0	16.8

Total current assets	428.8	335.4

Non-current assets:
Goodwill	121.3	130.8
Intangible assets	70.1	80.2
Property and equipment	57.0	61.0
Right-of-use assets(1)	159.1	—
Derivative assets	2.1	5.7
Investments	80.1	82.5
Contract assets	28.9	22.0
Deferred tax assets	28.9	23.8
Other non-current assets	36.0	44.2

Total non-current assets	583.5	450.2

TOTAL ASSETS	$1,012.3	$785.6

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$29.3	$17.8
Provisions and accrued expenses	29.0	27.6
Derivative liabilities	9.6	2.1
Pension and other employee obligations	76.9	68.1
Current portion of long-term debt	16.7	28.0
Contract liabilities	10.3	5.4
Current taxes payable	3.3	2.6
Lease liabilities(1)	23.4	—
Other liabilities	7.4	10.3

Total current liabilities	205.8	162.0

Non-current liabilities:
Derivative liabilities	3.9	0.3
Pension and other employee obligations	13.0	11.2
Long-term debt	16.7	33.4
Contract liabilities	20.1	6.6
Other non-current liabilities	0.2	9.0
Lease liabilities(1)	155.5	—
Deferred tax liabilities	10.1	10.7

Total non-current liabilities	219.4	71.2

TOTAL LIABILITIES	$425.2	$233.2

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 49,733,640 shares and 51,153,220 shares; each as at March 31, 2020 and March 31, 2019, respectively)	7.9	8.1
Share premium	187.3	269.5
Retained earnings	586.3	478.1
Other components of equity	(194.4)	(146.9)

Total shareholders’ equity including shares held in treasury	$587.1	$608.8

Less: Nil shares as at March 31, 2020 and 1,101,300 shares as at March 31, 2019, held in treasury, at cost	—	(56.4)

Total shareholders’ equity	$587.1	$552.4

TOTAL LIABILITIES AND EQUITY	$1,012.3	$785.6

Note:

(1)	On adoption of IFRS 16 ‘Leases’ effective April 1, 2019, comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted.

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I – Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 15, 2019.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 15, 2019.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and Euro.

WNS also presents or discusses (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding goodwill impairment, share-based expense and amortization of intangible assets) as a percentage of revenue less repair payments, (2) ANI, which is calculated as profit excluding goodwill impairment, share-based expense and amortization of intangible assets and including the tax effect thereon, (3) Adjusted net income margin, which refers to ANI as a percentage of revenue less repair payments, (4) net cash, which refers to cash and cash equivalents plus investments less long-term debt (including the current portion) and other non-GAAP financial measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per ADS without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles associated with future acquisitions, goodwill impairment and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per ADS) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings* per ADS, respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Year Ended
	Mar 31, 2020	Mar 31, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2019
	(Amounts in millions)			(Amounts in millions)
Revenue (GAAP)	$248.3	$210.5	$239.2	$928.3	$809.1
Less: Payments to repair centers	12.6	3.9	11.0	32.0	15.2
Revenue less repair payments (non-GAAP)	$235.8	$206.6	$228.2	$896.2	$794.0
Exchange rate impact	(3.5)	(4.2)	(4.4)	(12.7)	(17.3)
Constant currency revenue less repair payments (non-GAAP)	$232.2	$202.4	$223.8	$883.5	$776.7

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2020	Mar 31, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2019
	(Amounts in millions)			(Amounts in millions)
Cost of revenue (GAAP)	$158.4	$131.1	$150.0	$583.9	$518.2
Less: Payments to repair centers	12.6	3.9	11.0	32.0	15.2
Less: Share-based compensation expense	0.8	0.9	1.1	4.6	4.3
Adjusted cost of revenue (excluding payments to repair centers and share-based compensation expense) (non-GAAP)	$145.0	$126.3	$137.9	$547.3	$498.8

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2020	Mar 31, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2019
	(Amounts in millions)			(Amounts in millions)
Gross profit (GAAP)	$90.0	$79.4	$89.2	$344.3	$290.9
Add: Share-based compensation expense	0.8	0.9	1.1	4.6	4.3
Adjusted gross profit (excluding share-based compensation expense) (non-GAAP)	$90.8	$80.3	$90.3	$348.9	$295.2

	Three months ended			Year ended
	Mar 31, 2020	Mar 31, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2019
Gross profit as a percentage of revenue (GAAP)	36.2%	37.7%	37.3%	37.1%	36.0%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	38.5%	38.8%	39.6%	38.9%	37.2%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2020	Mar 31, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2019
	(Amounts in millions)			(Amounts in millions)
Selling and marketing expenses (GAAP)	$15.2	$11.3	$13.0	$52.8	$44.6
Less: Share-based compensation expense	1.1	1.1	1.2	4.8	4.0
Adjusted selling and marketing expenses (excluding share-based compensation expense) (non-GAAP)	$14.1	$10.2	$11.8	$48.0	$40.6

	Three months ended			Year ended
	Mar 31, 2020	Mar 31, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2019
Selling and marketing expenses as a percentage of revenue (GAAP)	6.1%	5.4%	5.4%	5.7%	5.5%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	6.0%	4.9%	5.2%	5.4%	5.1%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2020	Mar 31, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2019
	(Amounts in millions)			(Amounts in millions)
General and administrative expenses (GAAP)	$32.4	$31.3	$33.5	$128.6	$115.3
Less: Share-based compensation expense	6.3	4.8	6.8	28.1	22.0
Adjusted general and administrative expenses (excluding share-based compensation expense) (non-GAAP)	$26.1	$26.5	$26.8	$100.4	$93.2

	Three months ended			Year ended
	Mar 31, 2020	Mar 31, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2019
General and administrative expenses as a percentage of revenue (GAAP)	13.1%	14.9%	14.0%	13.9%	14.2%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	11.1%	12.8%	11.7%	11.2%	11.7%

Reconciliation of operating profit / (loss) (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2020	Mar 31, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2019
	(Amounts in millions)			(Amounts in millions)
Operating profit (GAAP)	$35.8	$32.3	$38.9	$146.6	$119.8
Add: Impairment of goodwill	4.1	—	—	4.1	—
Add: Share-based compensation expense	8.2	6.8	9.0	37.5	30.3
Add: Amortization of intangible assets	3.8	3.9	4.0	15.7	15.8
Adjusted operating profit (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets) (non-GAAP)	$51.9	$43.0	$51.9	$203.8	$165.9

	Three months ended			Year ended
	Mar 31, 2020	Mar 31, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2019
Operating profit as a percentage of revenue (GAAP)	14.4%	15.3%	16.3%	15.8%	14.8%
Adjusted operating profit (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP)	22.0%	20.8%	22.8%	22.7%	20.9%

Reconciliation of profit / (loss) (GAAP) to ANI (non-GAAP)

	Three months ended			Year ended
	Mar 31, 2020	Mar 31, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2019
	(Amounts in millions)			(Amounts in millions)
Profit (GAAP)	$29.5	$29.7	$30.9	$116.8	$105.4
Add: Impairment of goodwill	4.1	—	—	4.1	—
Add: Share-based compensation expense	8.2	6.8	9.0	37.5	30.3
Add: Amortization of intangible assets	3.8	3.9	4.0	15.7	15.8
Less: Tax impact on share-based compensation expense(1)	(2.2)	(1.3)	(2.0)	(8.6)	(7.1)
Less: Tax impact on amortization of intangible assets(1)	(1.1)	(1.2)	(1.0)	(4.0)	(4.0)
Adjusted Net Income (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets, including tax effect* thereon) (non-GAAP)	$42.4	$37.8	$40.9	$161.4	$140.4

(1)

The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.

*	Goodwill being non-tax deductible, there is no impact on tax thereon

	Three months ended			Year ended
	Mar 31, 2020	Mar 31, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2019
Profit as a percentage of revenue (GAAP)	11.9%	14.1%	12.9%	12.6%	13.0%
Adjusted net income (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets including tax effect thereon) as a percentage of revenue less repair payments (non-GAAP)	18.0%	18.3%	17.9%	18.0%	17.7%

Reconciliation of basic earnings per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2020	Mar 31, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2019
Basic earnings per ADS (GAAP)	$0.59	$0.59	$0.62	$2.35	$2.10
Add: Adjustments for impairment of goodwill, share-based compensation expense and amortization of intangible assets	0.32	0.21	0.26	1.15	0.92
Less: Tax impact on share-based compensation expense and amortization of intangible assets*	(0.06)	(0.04)	(0.06)	(0.25)	(0.22)
Adjusted basic earnings per ADS (excluding impairment of goodwill, share-based compensation expenses and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$0.85	$0.76	$0.82	$3.25	$2.80

*	Goodwill being non-tax deductible, there is no impact on tax thereon

Reconciliation of diluted earnings per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2020	Mar 31, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2019
Diluted earnings per ADS (GAAP)	$0.57	$0.57	$0.60	$2.24	$2.02
Add: Adjustments for impairment of goodwill, share-based compensation expense and amortization of intangible assets	0.31	0.21	0.25	1.10	0.88
Less: Tax impact on share-based compensation expense and amortization of intangible assets*	(0.06)	(0.05)	(0.05)	(0.24)	(0.21)
Adjusted diluted earnings per ADS (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$0.82	$0.73	$0.80	$3.10	$2.69

*	Goodwill being non-tax deductible, there is no impact on tax thereon